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                             May 28, 2024

       Anna Zhou
       Chief Executive Officer
       Chenghe Acquisition II Co.
       38 Beach Road #29-11
       South Beach Tower
       Singapore 189767

                                                        Re: Chenghe Acquisition
II Co.
                                                            Registration
Statement on Form S-1
                                                            Filed May 13, 2024
                                                            File No. 333-279359

       Dear Anna Zhou:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2024 letter.

       Registration Statement on Form S-1 filed May 13, 2024

       Summary, page 1

   1. We note your revisions in response to prior comment 2. Please provide each of these summary material risks
as separate bulleted risk factors together with specific cross references with page
numbers to the more detailed discussion of such risks in the risk factors section.
   2. We note your changes in response to prior comments 3 and 4. Please include this disclosure in the
summary section of the prospectus as requested.
 Anna Zhou
FirstName  LastNameAnna
Chenghe Acquisition II Co.Zhou
Comapany
May        NameChenghe Acquisition II Co.
     28, 2024
May 28,
Page 2 2024 Page 2
FirstName LastName
Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business
Combination
If our initial business combination involves a company..., page 39

3. We note your revisions to this risk factor. Please add back the disclosure that was deleted which stated, "The imposition of the excise tax as a result of redemptions in connection with the initial business combination could . . . cause the other shareholders of the combined company to economically bear the impact of such excise tax." Exhibits

4. We note that you have included an assumption on page 2 of Exhibit 5.2 that "neither the execution and delivery by the Company of the Units, the Warrants or the Warrant
         Agreement nor the performance by the Company of its obligations thereunder, including the issuance and sale of the Units: . . . (ii) constitutes or will constitute a violation of, or a default under, any lease, indenture, instrument or other agreement to which the Company or its property is subject . . . ." Please revise this assumption so it does not exclude
         agreements to which the company is a party which are governed by the laws of New York and which have been filed as exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Ruairi Regan at 202-551-3269 with any other questions.



                                                                  Sincerely,

                                                                  Division of
Corporation Finance
                                                                  Office of
Real Estate & Construction
cc:      Sabrina He, Esq.